GBM INTERNATIONAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 6,624,639
Deposits held by clearing brokers, restricted	411,566
Receivable from nonaffiliated brokers and dealers	3,949
Receivable from employees	27,935
Receivable from affiliates	156,177
Other assets	128,934
Securities owned - marketable, at market value	17,451
TOTAL CURRENT ASSETS	7,370,651
Property and equipment, net	17,919
Deferred income taxes, net	13,384
TOTAL NON-CURRENT ASSETS	31,303
TOTAL ASSETS	$ 7,401,954

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued liabilities	$ 239,692
Payable to affiliates	47,568
Accrued income tax payable to affiliate	872,747
TOTAL CURRENT LIABILITIES	1,160,007
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, no par value; 1,000 shares authorized; 725 shares issued and outstanding	-
Additional paid in capital	7,530,334
Retained earnings (deficit)	(1,288,387)
TOTAL STOCKHOLDER'S EQUITY	6,241,947
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 7,401,954

The accompanying notes are an integral part of these financial statements.